
-----------------------------------------------------------------------------------

SEC              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-----------------------------------------------------------------------------------


                                                             ----------------------
                       UNITED STATES                             OMB APPROVAL
                                                             ----------------------
             SECURITIES AND EXCHANGE COMMISSION              OMB Number:
                                                             ----------------------
                   WASHINGTON, D.C. 20549                    Expires:
                                                             ----------------------
                                                             Estimated average
                                                             burden hours per
                                                             response . . . . . 11
                                                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2005
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.      69357C107                                    PAGE 2 OF 10 PAGES



-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Alexandra Global Master Fund Ltd.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
 NUMBER OF       --------------------------------------------------------------
  SHARES         8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY            736,434 shares issuable upon conversion of notes and
   EACH              payable as shares of interest under the notes (see Item 3)
 REPORTING           ----------------------------------------------------------
PERSON WITH      9   SOLE DISPOSITIVE POWER

                     0
               ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     736,434 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        736,434 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        1.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.      69357C107                                    PAGE 3 OF 10 PAGES



-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Alexandra Investment Management, LLC
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
 NUMBER OF       --------------------------------------------------------------
  SHARES         8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY            736,434 shares issuable upon conversion of notes and
   EACH              payable as shares of interest under the notes (see Item 3)
 REPORTING           ----------------------------------------------------------
PERSON WITH      9   SOLE DISPOSITIVE POWER

                     0
               ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     736,434 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        736,434 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        1.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.      69357C107                                    PAGE 4 OF 10 PAGES



-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mikhail Filimonov
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [ ]
                                                                     (b)   [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC, OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
 NUMBER OF       --------------------------------------------------------------
  SHARES         8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY            736,434 shares issuable upon conversion of notes and
   EACH              payable as shares of interest under the notes (see Item 3)
 REPORTING           ----------------------------------------------------------
PERSON WITH      9   SOLE DISPOSITIVE POWER

                     0
                 --------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     736,434 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        736,434 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.      69357C107                                    PAGE 5 OF 10 PAGES



-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Dimitri Sogoloff
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [ ]
                                                                     (b)   [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC, OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
 NUMBER OF       --------------------------------------------------------------
  SHARES         8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY           736,434 shares issuable upon conversion of notes and
   EACH             payable as shares of interest under the notes (see Item 3)
 REPORTING       --------------------------------------------------------------
PERSON WITH      9  SOLE DISPOSITIVE POWER

                     0
                ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    736,434 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        736,434 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 3)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            [ ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

ITEM 1  SECURITY AND COMPANY

       This statement on Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive office and mailing address of the Company is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5986

ITEM 2  IDENTITY AND BACKGROUND

       (a) This statement is filed by:

            (i)  Alexandra   Global  Master  Fund  Ltd.,  a  British  Virgin
Islands International Business Company ("Alexandra"), with respect to Shares of the Company beneficially owned by Alexandra;

            (ii) Alexandra Investment Management, LLC, a Delaware limited liability company (the "Advisor"), with respect to Shares beneficially owned by Alexandra;

            (iii) Mikhail Filimonov ("Mr. Filimonov"), with respect to Shares beneficially owned by Alexandra; and

            (iv) Dimitri Sogoloff ("Mr. Sogoloff"), with respect to Shares beneficially owned by Alexandra.

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". The Joint Statement of the Reporting Persons is attached hereto as
Exhibit 1 and incorporated herein by reference. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

       (b) The address of the principal business office of each Reporting Person 767 Third Avenue, 39th Floor, New York, NY 10017

       (c) The principal business of Alexandra is making investments in the securities of other entities. The principal business of the Advisor is providing a full range of investment advisory and management services and acting as an investment advisor to and management company as the case may be, of investment funds and/or managed accounts. Mr. Filimonov is the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of the Advisor. Mr. Sogoloff is the President, a Managing Member and the Chief Risk Officer of the Advisor.

       (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding.

       (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Shares reported herein as being beneficially owned by the Reporting Persons are issuable upon conversion of the Company's 4 3/4% Convertible Subordinated Notes Due 2006 (the "Notes") in the principal amount of $5,700,000 held by Alexandra. Such Notes were acquired at a net purchase price of $5,534,209.80 with investment funds in accounts under management.

ITEM 4. PURPOSE OF TRANSACTION.

       On October 26, 2005 at the request of the Company, an Ad Hoc Committee (the "Ad Hoc Committee") of holders of the Notes was organized to consider strategic alternatives relating to the Company.

       On November 30, 2005, Alexandra entered into a confidentiality agreement with the Company and became a member of the Ad Hoc Committee. A copy of the confidentiality agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference. The members of the Ad Hoc Committee are filing statements on Schedule 13D because they may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

       The Reporting Persons intend to review their investment in the Company on a continuing basis. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Company's securities, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional securities of the Company or dispose of any or all of its investment in the Company depending upon an ongoing evaluation of the investment in the Company's securities, price and availability of securities of the Company, subsequent developments affecting the Company, its business and prospects, general prevailing market and economic conditions, tax considerations, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations and factors deemed relevant. In addition, each of the Reporting Persons may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, seeking board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

       Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional securities of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

       Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

       Although the foregoing represents the range of activities presently contemplated by the Reporting persons with respect to the Company, it should be noted that the possible activities of the Reporting persons are subject to change at any time. Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

       Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by other members of Ad Hoc Committee (including but not limited to accounts or entities under its control or under common control with such other members) or any other person or entity other than the various accounts under the Reporting Persons' management and control.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

       (a),(b) According to the Company's most recent Form 10-Q, there were 67,956,832 Shares issued and outstanding as of October 31, 2005. Based on such information, the Reporting Persons report beneficial ownership of 736,434 Shares held by Alexandra, of which the Reporting Persons share the power to dispose to direct the vote. The 736,434 Shares represent 1.1% of the total issued and outstanding Shares. The Ad Hoc Committee may be deemed to be a group.

       The Advisor serves as investment advisor to Alexandra. By reason of such relationship, Advisor may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by Alexandra. The Advisor disclaims beneficial ownership of the Shares listed as beneficially owned by Alexandra or any other Reporting Person.

       Mr. Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of the Advisor. Mr. Sogoloff serves as the President, a Managing Member and the Chief Risk Officer of the Advisor. By reason of such relationships, each of Messrs. Filimonov and Sogoloff may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by the Advisor. Messrs. Filimonov and Sogoloff each disclaims beneficial ownership of the Shares listed as beneficially owned by the Advisor or any other Reporting Person.

       (c), (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

       None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including, but not limited to, the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated December 12, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons, attached hereto as Exhibit A.

2. Confidentiality Agreement dated November 30, 2005, between the Advisor and the Company.

                                   SIGNATURES
       After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

ALEXANDRA GLOBAL MASTER FUND LTD.
By:  ALEXANDRA INVESTMENT MANAGEMENT, LLC
     its Investment Advisor



By:   /s/  Mikhail Filimonov
      ----------------------------------
      Name:  Mikhail Filimonov
      Title: Managing Member, Chairman, CEO, Chief Investment Officer


ALEXANDRA INVESTMENT MANAGEMENT, LLC



By:   /s/  Mikhail Filimonov
      ----------------------------------
      Name:  Mikhail Filimonov
      Title: Managing Member, Chairman, CEO, Chief Investment Officer



By:   /s/  Mikhail Filimonov
      ----------------------------------
      Name:  Mikhail Filimonov



By:   /s/ Dimitri Sogoloff
      ----------------------------------
      Name:  Dimitri Sogoloff

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated December 12, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons, attached hereto as Exhibit A.

2. Confidentiality Agreement dated November 30, 2005, between the Advisor and the Company.

                                    EXHIBIT 1
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of December 12, 2005

ALEXANDRA GLOBAL MASTER FUND LTD.
By:    ALEXANDRA INVESTMENT MANAGEMENT, LLC
       its Investment Advisor



By:    /s/ Mikhail Filimonov
       ----------------------------------
       Name:  Mikhail Filimonov
       Title: Managing Member, Chairman, CEO, Chief Investment Officer


ALEXANDRA INVESTMENT MANAGEMENT, LLC



By:    /s/ Mikhail Filimonov
       ----------------------------------
       Name:  Mikhail Filimonov
       Title: Managing Member, Chairman, CEO, Chief Investment Officer



By:    /s/ Mikhail Filimonov
       ----------------------------------
Name:  Mikhail Filimonov



By:    /s/ Dimitri Sogoloff
       ----------------------------------
Name:  Dimitri Sogoloff